Exhibit 99.1

News Release

Kamada Receives Allowance for Key Canadian Patent for Large Scale Production
and Use of Proprietary Alpha-1 Proteinase Inhibitor

NESS ZIONA, Israel (April 1, 2015) – Kamada Ltd. (Nasdaq and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces that the Company has received an allowance from the Canadian Intellectual Property Office (CIPO) for Patent Application No. 2,538,998 entitled, “Large Scale Preparation of Alpha-1 Proteinase Inhibitor and Use Thereof.”

The allowed patent covers a large scale manufacturing process for production of Alpha-1 Proteinase Inhibitor, which significantly improves its production capacity.

“This patent will support future penetration into the Canadian market with our AAT therapy, where there are estimated to be many alpha-1 antitrypsin deficiency (AATD) patients, the majority of whom are not treated,” noted David Tsur, Co-founder and Chief Executive Officer of Kamada.

“Securing global protection for our novel plasma-derived products production technologies, including methods of use and manufacturing processes, is critically important as we develop highly-purified AAT in both intravenous and inhaled methods of administration to address major unmet needs in a variety of important disease states including pulmonary diseases, type-1 diabetes and Graft-versus-Host disease, to name a few.

“Baxter Healthcare Corporation was granted distribution rights in Canada for our intravenous AAT product, Glassia, but has not commenced selling in this territory to date. In addition, two of the sites from the Phase 2/3 clinical trial of our inhaled AAT therapeutic to treat AATD were conducted in Canada, one of which was at the clinic of Kenneth R. Chapman, MD, Director, Asthma & Airway Centre, University Health Network, Professor of Medicine, University of Toronto, who is also part of our EU inhaled AAT trial advisory group.

“As the leaders in the clinical development of AAT for multiple therapeutic indications, we continue to strengthen our global patent portfolio to support and protect our current products and technologies and to provide leverage in potentially monetizing these assets worldwide,” concluded Mr. Tsur.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties.  The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed a pivotal Phase 2/3 clinical trials in Europe and has initiated Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing approximately 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, Intellectual Property, the EMA and U.S. FDA filings and authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron
CFO
ir@kamada.com

Anne Marie Fields
LHA
212-838-3777
afields@lhai.com